April 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Andi Carpenter, Melissa Gilmore, Patrick Fullem and Asia Timmons-Pierce

Re:	Loar Holdings Inc.

Registration Statement on Form S-1, as amended (File No. 333-278475)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Jefferies LLC, Morgan Stanley & Co. LLC and Moelis & Company LLC, as representatives of the several underwriters, hereby join Loar Holdings Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-278475) (the “Registration Statement”) to become effective as of 4:00 p.m. Eastern time on April 24, 2024, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signatures follow]

Very truly yours,

JEFFERIES LLC
MORGAN STANLEY & CO. LLC
MOELIS & COMPANY LLC
As Representatives of the several Underwriters

JEFFERIES LLC

By:	/s/ Scott M. Skidmore
Name:	Scott M. Skidmore
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Daniel J. F. McCullough
Name:	Daniel J. F. McCullough
Title:	Executive Director

MOELIS & COMPANY LLC

By:	/s/ Melissa Mariaschin
Name:	Melissa Mariaschin
Title:	Managing Director, Head of Distribution, Capital Markets